Exhibit 3.2

Text of Article IX of Bylaws

As Amended, Effective December 23, 2009

AMENDMENTS TO BYLAWS

Unless otherwise provided by the Articles of Incorporation or (subject to the following proviso) a bylaw adopted by the shareholders of the Corporation, these Bylaws may be amended or repealed, or new Bylaws or Bylaw provisions may be adopted, at any meeting of the shareholders of the Corporation or of the Board of Directors at which a quorum is present, by the affirmative vote of the holders of a majority of the shares or the directors, as the case may be, present at such meeting; provided, however, that in the case of amendments by shareholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote, the affirmative vote of the holders of at least a majority of the voting power represented by all issued and outstanding shares of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt a new Bylaw or Bylaw provision that is inconsistent with, Section 3, Section 6, Section 10, Section 12, Section 13 or Section 14 of Article II, Section 1 or Section 2 of Article III, Article VII or this Article IX of these Bylaws.